AMENDMENTS TO BY-LAWS OF CIG WIRELESS CORP.

AS AMENDED BY THE BOARD OF DIRECTORS

OF CIG WIRELESS CORP. ON SEPTEMBER 27, 2013

Article I.

Shareholders Meeting

.02 Special Meetings.

Special meetings of the shareholders of this Corporation may be called at any time by the holders of ten percent (10%) of the voting shares of the Corporation, or by the President, or by the Board of Directors or a majority thereof. Further, special meetings of the shareholders of this Corporation holding Series A-1 Preferred Stock or Series A-2 Preferred Stock may be called at any time by the holders of ten percent (10%) of the voting shares of Series A-1 Non-Convertible Preferred Stock or Series A-2 Convertible Preferred Stock, respectively, or by the President, or by the Board of Directors or a majority thereof. No business shall be transacted at any special meeting of shareholders except as is specified in the notice calling for said meeting, except that such provision shall not be applicable to a special meeting of the holders of Series A-1 Preferred Stock or Series A-2 Preferred Stock if said meeting is called by such shareholders. The Board of Directors may designate any place, either within or without the State of Nevada, as the place of any special meeting called by the president or the Board of Directors, and special meetings called at the request of the shareholders shall be held at such place, either within or without the State of Nevada, as may be determined by the shareholders calling said meeting and, in each case, placed in the notice of such meeting.

Article III.

Actions by Written Consent

.01 Directors.

Any corporate action required or permitted to be taken by the Articles of Incorporation, Bylaws, or the laws under which this Corporation is formed, at a meeting of the Board of Directors or of a committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the Board of Directors or of the committee, except that such written consent is not required to be signed by:

(a)           A common or interested Director who abstains in writing from providing consent to the action. If a common or interested Director abstains in writing from providing consent:

(1)           The fact of the common directorship, office or financial interest must be known to the Board of Directors or committee before a written consent is signed by all the members of the Board of Directors or the committee.

(2)           Such fact must be described in the written consent.

(3)           The Board of Directors or committee must approve, authorize or ratify the action in good faith by unanimous consent without counting the abstention of the common or interested Director.

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(b)           A Director who is a party to an action, suit or proceeding who abstains in writing from providing consent to the action of the Board of Directors or committee. If a Director who is a party to an action, suit or proceeding abstains in writing from providing consent on the basis that he or she is a party to an action, suit or proceeding, the Board of Directors or committee must:

(1)           Make a determination pursuant to NRS 78.751 that indemnification of the Director is proper under the circumstances.

(2)           Approve, authorize or ratify the action of the Board of Directors or committee in good faith by unanimous consent without counting the abstention of the Director who is a party to an action, suit or proceeding.

.02 Shareholders.

Any corporate action required by the Articles of Incorporation, Bylaws, or the laws under which this Corporation is formed, to be voted upon or approved at a duly called meeting of the shareholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by shareholders holding at least a majority of the voting power entitled to vote on such action, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.